Exhibit 12.1

Building Bits Properties I, LLC

425 NW 10th Ave, Suite 306

Portland, OR 97209

October 12, 2018

To the Managers:

We are acting as counsel to Building Bits Properties I, LLC (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A, as amended by pre-qualification and post-qualification amendments. The offering statement previously covered the contemplated sale of up to $2,121,116 of Class Xfinity-Williamsport.PA Common Bits, and up to $4,150,125 of Class AT&T-Maplewood.MN Common Bits. Through post-qualification amendment, the offering statement additionally covers the contemplated sale of up to $4,090,500 Class Verizon-Easley.SC Common Bits.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of formation, operating agreement and Bit Designations, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the various classes of Common Bits bearing the designations identified above sold pursuant to the offering statement will be duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP

By: Andrew Stephenson, Partner